Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

July 19, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Graña y Montero S.A.A.
Registration Statement on Form F-1
Registration File No. 333-189067

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Graña y Montero S.A.A. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4 p.m. (Washington, D.C. time) on July 23, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 3,500 copies of the Company’s preliminary prospectuses issued July 9, 2013 and July 18, 2013 through the date hereof to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Javier Vargas
Name: Javier Vargas
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Moises Mainster
Name: Moises Mainster
Title: Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Raul Lara
Name: Raul Lara
Title: Vice President

[Signature Page to Underwriters’ Acceleration Letter]